UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291- CF#29847

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CorVel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 10, 2013 and extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q's filed on February 14, 2011 and February 6, 2012, and a Form 10-K filed on June 8, 2012.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	February 4, 2011	through June 14, 2014
10.4	10-Q	February 4, 2011	through June 14, 2014
10.5	10-Q	February 4, 2011	through June 14, 2014
10.6	10-Q	February 4, 2011	through June 14, 2014
10.1	10-Q	February 6, 2012	through June 14, 2014
10.2	10-Q	February 6, 2012	through June 14, 2014
10.3	10-Q	February 6, 2012	through June 14, 2014
10.4	10-Q	February 6, 2012	through June 14, 2014
10.5	10-Q	February 6, 2012	through June 14, 2014
10.36	10-K	June 8, 2012	through June 14, 2014
10.37	10-K	June 8, 2012	through June 14, 2014
10.38	10-K	June 8, 2012	through June 14, 2014
10.39	10-K	June 8, 2012	through June 14, 2014
10.50	10-K	June 8, 2012	through June 14, 2014
10.44	10-K	June 10, 2013	through June 14, 2014
10.45	10-K	June 10, 2013	through June 14, 2014
10.46	10-K	June 10, 2013	through June 14, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary